Pax World Funds Series Trust I

Item 77M: Mergers

On December 3, 2015, the Board of Trustees of Pax World Series Trust I approved an Agreement and Plan of Reorganization (the Agreement) by and among Pax World Funds Series Trust I, on behalf of ESG Managers Growth Portfolio (Target Fund 1) and ESG Managers Balanced Portfolio (Target Fund 2) series (the Target Funds), to which substantially all net assets of the Target Funds attributable to each class of its shares (in aggregate, all of its assets) would be combined with those of the ESG Managers Growth and Income Portfolio (Acquiring Fund 1) and ESG
Managers Income Portfolio (Acquiring Fund 2)(the Acquiring Funds) and shareholders of Target Fund 1 and Target Fund 2 would become shareholders of Acquiring Fund 1 and Acquiring Fund 2, receiving shares of the Acquiring Funds with a value equal to their investment(s) in the Target Funds. On March 29, 2016, the Reorganizations were completed according to the terms set forth above and in the Agreement. Upon completion of the Agreement the ESG Managers Growth and Income
Portfolio and ESG Managers Income Portfolio were renamed the Pax Sustainable Managers Capital Appreciation Fund and Pax Sustainable Managers Total Return Fund, respectively.